Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

May 10, 2018

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2018

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2018 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, June 14, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	To re-elect each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (c) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	To re-elect Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(3)	To elect Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(5)	To approve the terms of the annual cash compensation of the non-employee directors of the Company; and

(6)	To approve annual grants of options to purchase ordinary shares of the Company and restricted share units to each of the non-employee directors of the Company.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2018, which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, May 14, 2018 are entitled to notice of and to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the attached Proxy Statement) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as described in the attached Proxy Statement ) (except for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2018 Annual General Meeting of Shareholders and the Proxy Statement, please mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the enclosed stamped envelope, or please follow the instructions for voting sent to you electronically. If mailing in your proxy to our transfer agent in the enclosed envelope or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, June 13, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, June 12, 2018. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed proxy voting instructions are provided both in the attached Proxy Statement and on the enclosed proxy card or voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, May 21, 2018, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

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KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the 2018 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, June 14, 2018, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2018 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about May 21, 2018 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting, if you held ordinary shares as of the close of business on Monday, May 14, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To re-elect each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (c) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	To re-elect Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(3)	To elect Mr. Yehoshua Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our 2019 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(5)	To approve the terms of the annual cash compensation of the non-employee directors of the Company; and

(6)	To approve a grant of options to purchase ordinary shares of the Company and restricted share units to each of the non-employee directors of the Company.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

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Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On the record date, Monday, May 14, 2018, we had 34,307,115 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposals, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as defined below) (except for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of a company or from any other position with the company.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

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Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 2 and 3 and determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 2 and 3; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of each of Proposals 2 and 3, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards the special majority required for approval of those proposals), check the box “FOR” Items 2A and 3A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 2 and 3, respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2 or 3, you should check the box “AGAINST” on Item 2A or Item 3A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 and/or Proposal 3 will be counted towards the ordinary majority required for the approval of Proposal 2 and/or Proposal 3, but not towards the special majority required for approval of those proposals.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted online or via telephone as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, June 14, 2018, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, June 13, 2018.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposals 2 or 3, you will be deemed to have abstained from voting on such proposals.

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Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, June 13, 2018 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, June 12, 2018. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (May 14, 2018).

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (with the possible exception of Proposal 4). That is commonly referred to as a “broker non-vote.” In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, May 14, 2018. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, May 14, 2018.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company in accordance with the deadlines described above (under “How You Can Vote”) will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

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Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 22, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name	Number of Shares Beneficially Held	Percent(1)

Fortissimo Capital Fund II (Israel), L.P.(2)	4,552,481	13.3%
American Capital Management Inc. (3)	2,545,895	7.4%
William Blair & Company, LLC (4)	2,461,857	7.2%
Granahan Investment Management, Inc. (5)	2,331,724	6.8%
Gilder, Gagnon, Howe & Co. LLC (6)	1,763,373	5.1%
Clal Insurance Enterprises Holdings Ltd.(7)	1,718,717	5.0%
Senvest Management, LLC(8)	1,695,677	5.0%

(1)	Based on 34,307,115 ordinary shares outstanding as of May 14, 2018.

(2)	Based on information provided to the Company by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”). Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, a Cayman Islands limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

(3)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 1, 2018.

(4)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2018 by William Blair & Company, LLC.

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(5)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2018 by Granahan Investment Management, Inc.

(6)	As of December 31, 2017, based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018 by Gilder, Gagnon, Howe & Co. LLC (“Gilder”). The shares reported include 1,198,972 shares held in customer accounts over which partners and/or employees of Gilder have discretionary authority to dispose of or direct the disposition of the shares, 44,410 shares held in the account of the profit sharing plan of Gilder, and 519,991 shares held in accounts owned by the partners of Gilder and their families.

(7)	As of March 27, 2018, based on a Schedule 13G filed with the Securities and Exchange Commission by Clal Insurance Enterprises Holdings Ltd. (“Clal”). Clal is a publicly-held Israeli corporation. The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB Development Corporation Ltd., or IDB, pending IDB’s sale of its controlling interest in Clal. The ordinary shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(8)	As of January 12, 2018, based on a Schedule 13G filed with the Securities and Exchange Commission on January 16, 2018 by Senvest Management, LLC. The reported securities are held in the accounts of Senvest Master Fund, LP, Senvest Israel Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the “Senvest Investment Vehicles”). Senvest Management, LLC serves as investment manager of the Investment Vehicles. Richard Mashaal is the managing member of Senvest Management, LLC. Mr. Mashaal may be deemed to have voting and dispositive powers over the securities held by the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of each of the Senvest Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2017, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on March 20, 2018, and available on the “Investor Relations” section of our Company’s website at ir.kornit.com or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF OUR CLASS III DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors (excluding external directors) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

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Our non-external directors are divided among the three classes as follows:

(i) our Class I directors are Alon Lumbroso and Dov Ofer, whose current terms expire at our 2019 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(ii) our Class II directors are Ofer Ben-Zur and Gabi Seligsohn, whose current terms expire at our 2020 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii) our Class III directors are Yuval Cohen, Eli Blatt, and Marc Lesnick, whose current terms expire at the Meeting.

Our Board has approved the nomination of each of our Class III directors, Messrs. Cohen, Blatt and Lesnick, for re-election to our Board as a Class III director at the Meeting for a three-year term and recommends that shareholders re-elect each of Messrs. Cohen, Blatt and Lesnick as a Class III director for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each nominee as a Class III director.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class III director if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

Set forth below is certain biographical information regarding the background and experience for Messrs. Cohen, Blatt and Lesnick:

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund, where he led investments in, and served on the boards of directors of, several portfolio companies. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Eli Blatt has served as a member of our board of directors since August 2011. Mr. Blatt joined Fortissimo Capital in 2004. From March 1999 to May 2004, Mr. Blatt worked at Noosh, Inc., a provider of cloud-based integrated project and procurement solutions, serving as its Chief Financial Officer from 2002 to 2004 and Vice President of Operations from 1999 to 2002. From 1997 to 1999, Mr. Blatt served as Director of Operations for CheckPoint Software Technologies Inc. (NASDAQ: CHKP), an internet security company. Currently, Mr. Blatt serves on the board of directors of RadView Software Ltd. (NASDAQ: RDVW) and several privately held portfolio companies of Fortissimo Capital. Mr. Blatt holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Indiana University in Indiana.

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Marc Lesnick has served as a member of our board of directors since August 2011. Mr. Lesnick joined Fortissimo Capital in 2004. From 2001 through 2003 prior to joining Fortissimo Capital, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From 1997 to 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997 prior to joining Jerusalem Global, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he focused on public offerings and mergers and acquisitions. Currently, Mr. Lesnick serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick received a B.A. in Economics from Yeshiva University in New York and a J.D. from the University of Pennsylvania in Pennsylvania.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, that the re-election of Mr. Yuval Cohen as a Class III director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”; and

(b)	“RESOLVED, that the re-election of Mr. Eli Blatt as a Class III director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

(c)	“RESOLVED, that the re-election of Mr. Marc Lesnick as a Class III director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above, the vote required for the re-election of each of Mr. Yuval Cohen, Mr. Eli Blatt and Mr. Marc Lesnick as a Class III director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the three Class III directors.

PROPOSALS 2 AND 3

ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are generally required to appoint at least two external directors who meet the qualification requirements in the Companies Law.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

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The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;
●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
●	control; and
●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominee; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term, subject to certain exceptions.

Under regulations recently promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Select Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority board independence and the composition of the audit and compensation committees of the board, as applicable to all listed domestic U.S. companies. We do not currently qualify to utilize this exemption from the requirement to appoint external directors.

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The terms of our current external directors are scheduled to expire on June 15, 2018. Our Board has nominated Ms. Lauri Hanover for re-election as an external director and Mr. Yehoshua Nir for election as an external director.

Ms. Hanover will continue to serve as the chairperson of the Company’s audit committee and as a member of the Company’s compensation committee. Mr. Nir will serve as the chairman of the Company’s compensation committee and as a member of the Company’s audit committee.

Proposal 2

The Board recommends the reelection of Ms. Lauri Hanover as an external director of the Company.

The Board has previously determined that Ms. Hanover satisfies the Companies Law’s external director requirements as well as the independent director requirements under the Companies Law and NASDAQ Listing Rules.

Subject to the reelection of Ms. Hanover as an external director and director and subject to obtaining the approval of our shareholders in Proposal 5, Ms. Hanover shall be entitled to the cash compensation described in Proposal 5.

In addition, our Board has determined that, following her election as an external director and subject to obtaining the approval of our shareholders in Proposal 6, the Company will to grant to Ms. Hanover options and restricted share units, as described in Proposal 6 below.

The Company has received a statement from Ms. Hanover in which she declares that she meets all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, Ms. Hanover meets the requirement of the Companies Law of an external director who qualifies as an “expert director.”

The following biographical information is provided with respect to Ms. Hanover and is based upon information furnished to the Company by Ms. Hanover:

Lauri Hanover has served as a member of our board of directors since March 2015 and is an external director under the Companies Law, the chairperson of our audit committee and a member of our compensation committee. Ms. Hanover has served as the Senior Vice President and Chief Financial Officer of Netafim Ltd., a global leader in smart irrigation systems, since August 2013. From 2009 to 2013, she served as Chief Financial Officer and Executive Vice President of the Tnuva Group, Israel’s largest food manufacturer. From 2008 to 2009, Ms. Hanover served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From 2004 to 2007, she served as Chief Financial Officer and Senior Vice President of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2000 to 2004, Ms. Hanover served as the Chief Financial Officer and Corporate Vice President of NICE Systems Ltd. (NASDAQ: NICE), an interaction analytics company, and from 1997 to 2000, as Chief Financial Officer and Executive Vice President of Sapiens International Corporation N.V. (NASDAQ: SPNS), a provider of software solutions for the insurance industry. From 1981 to 2007, she served in a variety of financial management positions, including Corporate Controller and Director of Corporate Budgeting and Financial Analysis at Scitex Corporation Ltd., a developer and manufacturer of inkjet printers, and Senior Financial Analyst at Philip Morris Inc. (Altria), a leading consumer goods manufacturer. Currently, Ms. Hanover serves as a director and chairman of the audit and compensation committees of SodaStream International Ltd (NASDAQ: SODA). Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to elect Ms. Lauri Hanover as an External Director of Kornit Digital Ltd., for a three-year term, in accordance with the requirements of the Companies Law.”

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Proposal 3

The Board recommends the election of Mr. Yehoshua (Shuki) Nir as an external director of the Company.

The Board has previously determined that Mr. Nir satisfies the Companies Law’s external director requirements as well as the independent director requirements under the Companies Law and NASDAQ Listing Rules.

Subject to the election of Mr. Nir as an external director and subject to obtaining the approval of our shareholders in Proposal 5, Mr. Nir shall be entitled to the cash compensation described in Proposal 5.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approval of our shareholders in Proposal 6, the Company will to grant to Mr. Nir options and restricted share units, as described in Proposal 6 below.

The Company has received a statement from Mr. Nir in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law.

The following biographical information is provided with respect to Mr. Nir and is based upon information furnished to the Company by Mr. Nir:

Yehoshua (Shuki) Nir is a candidate for external director. Since March 2017, Mr. Nir has served as an advisor to Eclipse VC Fund. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of Sandisk Corp., or Sandisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of Sandisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of Sandisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by Sandisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir is a member of the board of directors of EarlySense Ltd., a company that provides contact-free, continuous monitoring solutions for the medical and consumer digital health markets. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Mr. Nir also serves a consultant to Cardo Peripheral Systems Ltd., which is controlled by Fortissimo Capital, a significant shareholder of our Company. Our audit committee has reviewed this relationship and determined that it is immaterial for purposes of Mr. Nir’s qualification as an external director.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to elect Mr. Yehoshua (Shuki) Nir as an External Director of Kornit Digital Ltd. for a three-year term, in accordance with the requirements of the Companies Law.”

Required Vote

The vote required for approval of each of Proposal 2 and Proposal 3 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, election of each of the external directors requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (except for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

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●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards the special majority required for approval of these proposals), check the box “FOR” Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2 and check the box “FOR” Item 3A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 3. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2 or 3, you should instead check the box “AGAINST” on Item 2A or 3A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards determining whether an ordinary majority has been received in favor or against the relevant proposal, but will not be counted towards determining whether a special majority has been achieved for approval of that proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the reelection of Ms. Lauri Hanover and election of Mr. Yehoshua Nir as external directors.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2017, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2017, and for such additional period until the Meeting. The audit committee of our Board has approved the re-appointment of Kost Forer as the Company’s independent auditors for the fiscal year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the foregoing period of time. The Company, based upon the recommendation of the audit committee and the Board, is submitting to our shareholders for approval the reappointment of Kost Forer as its independent auditors for the year ending December 31, 2018, and its service until the annual general meeting to be held in 2019, and to authorize the Board following approval of the audit committee to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2016	2017
	(in U.S. dollars)
Audit fees	$383,000	$336,000
Audit-related fees	-
Tax fees	57,000	104,000
All other fees	20,000	17,000
Total	$460,000	$457,000

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“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company’s Board.”

 “RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote

The approval of Proposal 4 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

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PROPOSAL 5

APPROVAL OF CASH COMPENSATION FOR OUR NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the compensation of directors must generally comply with a company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board have reviewed, discussed and approved the updated cash compensation for our non-employee directors that is described below, and have determined that the proposed changes are consistent with the terms and conditions of our Compensation Policy, subject to shareholder approval.

We are proposing to update the cash compensation for each of our non-employee directors who serves on our Board from time to time, all in accordance with the terms set forth below. We propose to pay our external directors the same compensation, in the form of cash (and, if Proposal 6, is approved, share options and restricted share units), which is paid to our non-external non-employee directors (other than the chairman of our board of directors). In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external, non-employee directors. Conversely, in the event that any changes are made from time to time in the future to the compensation terms of our non-external, non-executive directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our external directors.

Previously, all of our non-employee directors (other than our chairman) received the maximum amount of compensation provided for “expert directors” under the external director compensation regulations promulgated under the Companies Law.

Our Compensation Committee and Board have approved, subject to shareholder approval, to increase the annual fee payable to each of our directors (including external directors) to $35,000 per year ($41,000 in case of the chairman). In addition, our Compensation Committee and Board have approved, subject to shareholder approval, retaining the current per meeting attendance fee of $1,000 for any meeting of the Board or committee thereof that he or she attended in person and $500 for any meeting he or she attended by conference call or similar means or any action by written consent (collectively, we refer to the foregoing compensation as the Cash Compensation).

The approval of the Cash Compensation for each of the directors who is nominated for election under Proposals 1-3 shall be contingent upon his or her election to the Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that effective as of the date of the Meeting, the Cash Compensation for all of our directors who serve as directors of the Company from time to time (including the chairman but excluding officers), as described in the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the Cash Compensation is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this Proposal 5 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Cash Compensation.

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PROPOSAL 6

APPROVAL OF ANNUAL GRANT OF OPTIONS TO PURCHASE SHARES AND RESTRICTED SHARE
UNITS FOR OUR NON-EMPLOYEE DIRECTORS

Background

As stated in Proposal 5, under the Companies Law, the compensation of directors must comply with a company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board have reviewed, discussed and approved the annual grant to non-employee directors of share options and restricted share units under the terms of the Company’s 2015 Incentive Compensation Plan, or the 2015 Plan, as described below, and determined that these grants are consistent with the terms and conditions of our Compensation Policy, subject to shareholder approval (we refer to these proposed grants collectively as the Equity Compensation):

-	An annual grant to the non-employee directors of options to purchase 8,000 ordinary shares, and, for the chairman of the board of directors, options to purchase 10,000 ordinary shares, with the following terms:

○	the options will be granted as of the date of the Company’s Meeting and on the date of each annual general meeting thereafter;
○	the options will become vested and exercisable beginning on the first anniversary of the grant, provided the director continues to serve as a director of our Company at such anniversary;
○	the options will have an exercise price equal to the closing sales price per share of our ordinary shares on the Nasdaq Global Select Market on the date of grant;
○	the options will have a term expiring ten years from the date of grant, unless earlier terminated in accordance with the 2015 Plan;
○	the options will be exercisable for one year following termination of service as a director of the Company;
○	the options shall, to the extent then unvested, shall become fully vested and exercisable (a) immediately prior to the consummation of a Change of Control, as defined in the 2015 Plan, in which the director is required to resign from or is otherwise terminated from the service as a director or (b) upon termination of service of such director occurring after the consummation of a Change of Control; and
○	the options will otherwise be subject to the terms of the 2015 Plan.

-	An annual grant of 4,000 restricted share units and, for the chairman of the board of directors, 5,000 restricted share units with the following terms:

○	the restricted share units will be granted as of the date of the Company’s Meeting and on the date of each annual general meeting thereafter;
○	the restricted share units will vest on the first anniversary of the grant, provided the director continues to serve as a director of our Company at such anniversary;
○	the restricted share units, to the extent then unvested, shall become fully vested (a) immediately prior to the consummation of a Change of Control, in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring after the consummation of a Change of Control; and
○	The restricted share units will otherwise be subject to the terms of the 2015 Plan.

The approval of the Equity Compensation for each the directors who is nominated for election under Proposals 1-3 shall be contingent upon his or her election or re-election to the Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the annual grant of Equity Compensation to each of the non-employee directors of the Company upon the terms described in Proposal 6 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

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Required Vote

The vote required for approval of the Equity Compensation is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on this Proposal 6 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Equity Compensation.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 20, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

May 21, 2018

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